

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Carla Leibold
Chief Financial Officer
Customers Bancorp, Inc.
1015 Penn Avenue Suite 103
Wyomissing, PA 19610

      Re: Customers Bancorp, Inc.
           Registration Statement on Form S-3
           Filed June 19, 2020
           File No. 333-239305

Dear Ms. Leibold:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance